Exhibit 2.4
FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Fourth Amendment to Agreement and Plan of Merger (“Fourth Amendment”) is made and entered into on this 15th day of January, 2015, by and among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. (“Merger Subsidiary”), a wholly owned subsidiary of Eos, and Dune Energy, Inc. (the “Company”).

WHEREAS,  the Company, Eos and Merger Subsidiary have previously entered into an Agreement and Plan of Merger, dated as of September 16, 2014, as amended on November 6, 2014, November 20, 2014 and December 22, 2014 (the “Merger Agreement”), whereby it has been agreed that Merger Subsidiary will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $0.001 par value per share, upon the terms and conditions set forth in the Merger Agreement and the Offer Documents filed with the SEC by Eos and Merger Subsidiary.

WHEREAS, in accordance with Section 9.3 of the Merger Agreement, the parties to the Merger Agreement desire to amend certain terms of the Merger Agreement as set forth in this Fourth Amendment so as to, among other things, extend the Expiration Date;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Fourth Amendment and in the Merger Agreement, and intending to be legally bound hereby, Eos, Merger Subsidiary and the Company hereby agree as follows:

1.	Defined Terms. Terms not defined herein shall have the meaning ascribed thereto in the Merger Agreement as amended.

2.	Amendment to Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on January 23, 2015.

3.	Consent and Waiver. Eos and Merger Subsidiary hereby confirm and acknowledge that any amendments to, waivers or defaults under, or expiration of the Forbearance Agreements dated September 30, 2014 and January 2, 2015 by and among the Company, certain lenders and the Bank of Montreal, or entry into a new forbearance agreement is hereby consented to and will not be deemed to be a breach of any representation, warranty or covenant contained in the Merger Agreement.

4.	Effect of Amendment. This Fourth Amendment, except as expressly provided herein, shall not be deemed to be a consent to the modification or waiver of any other term or condition of the Merger Agreement (including, without limitation, the Company’s termination rights under Sections 8.1(c) and 8.3(c) to the Merger Agreement). Except as otherwise expressly provided herein, all of the terms, conditions and provisions of the Merger Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall continue in full force and effect, and are hereby ratified and confirmed.

5.	Miscellaneous. This Fourth Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.

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     In Witness Whereof, the parties have caused this Fourth Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

EOS PETRO, INC.

By:/s/ Nikolas Konstant Name: Nikolas Konstant Title: Chairman and CFO

EOS MERGER SUB, INC.

By:/s/ Nikolas Konstant Name: Nikolas Konstant Title: President and CEO

DUNE ENERGY, INC.

By:/s/ James A. Watt Name: James A. Watt Title: President and CEO